Exhibit 99.1

Ballard & ABB Receive Approval in Principle for High-Power Fuel Cell Concept to Power Ships

VANCOUVER, BC and HOBRO, Denmark, Feb. 23, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced with ABB (SIX Swiss Ex: ABBN) – a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future – that they have received a groundbreaking approval in principle ("AiP") from leading classification society DNV for a jointly developed fuel cell concept capable of generating 3 megawatts, or 4,000 HP, of electrical power. DNV is an international accredited registrar and classification society headquartered in Høvik, Norway.

The AiP represents an important milestone in developing new technology, as independent assessment of the concept confirms feasibility of the design and no significant obstacles exist to prevent the concept from being realized. With the AiP in place, the jointly developed solution can be initiated with confidence that it is eligible to receive final approval for application onboard a wide range of vessels.

The high-power fuel cell unit is a flexible solution that will support the energy needs of multi-megawatt scale vessels with diverse use cases. For example, a cruise vessel operating in coastal areas could either run entirely on zero-emission fuel cell power or switch to it when operating in environmentally sensitive areas or emission control zones, while a ferry with a regular schedule and frequent bunkering opportunities could operate solely on fuel cell power. For ocean going vessels, fuel cell power could support auxiliary needs. The concept of the solution also envisions the integration with an energy storage system.

"ABB's industry-leading experience in marine solutions and Ballard's expertise in development and deployment of megawatt-scale fuel cell systems for land-based use has proven to be the right combination, enabling us to take the next step in our joint efforts to make this technology available for larger vessels," said Jesper Themsen, President and CEO of Ballard Power Systems Europe A/S. "Securing an AiP offers a signpost to the maritime industry regarding the potential of this truly transformative concept."

"This AiP is an important milestone in making high-power fuel cells commercially available, and it underpins our commitment to bring new levels of efficiency, reliability and sustainability to the global shipping industry," said Juha Koskela, Division President, ABB Marine & Ports. "As we continue to pave the way towards decarbonizing shipping, we are confident that vessel electrification, including fuel cell technology, will play a pivotal role in helping the marine industry achieve its environmental targets."

The successful development of this system concept builds on a three-year collaboration between ABB and Ballard Power Systems, the leading global provider of proton exchange membrane (PEM) fuel cell solutions. As part of its strategy to develop alternative emission-free technologies, ABB is already well advanced in collaborative development of fuel cell systems for ships. Considered among the most promising technologies available in terms of greenhouse gas reduction, zero-emission hydrogen fuel cells are already powering smaller vessels over short distances and the technology is on the verge of being ready for installation on larger ships.

ABOUT BALLARD POWER SYSTEMS

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements concerning the development and delivery of fuel cell products and ABB's use of such products, and the benefits and anticipated market adoption of them by ABB and others. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton, VP Investor Relations, +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:45e 23-FEB-22